EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 10, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

   Subject of the Event: Government Resolution for the Extension of the Bank's
                                  Run-Off Plan

1. At its meeting on October 10, 2005, the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) resolved to approve the extension of the Bank's run-off plan for an additional two years until July 31, 2008.

2.   The main principles of the resolution are as follows:

     a. The realization of the remainder of the Bank's assets, in a supervised manner, will continue until July 31, 2008.

     b. The government made note of the announcement of the Governor of the Bank of Israel regarding his consent to the realization of the remainder of the Bank's assets and the continued granting of a credit line to the Bank until the end of the extended plan. From the date of the resolution, the balance of the credit line shall not exceed NIS
          1.25 billion and during the implementation of the plan it shall not exceed the amounts approved by the Bank of Israel.

     c. The Bank shall not utilize the line of credit from the Bank of Israel or other sources for the purpose of granting new credits.

     d. The government is responsible for the payment of the credit line as of July 1, 2005, on the condition that the interest thereon, until the end of the plan, shall not exceed the rate of interest of Bank of Israel.

     e. In the event, that at the end of the term of the plan, there shall be a balance due for the credit line, the government shall pay the balance of the credit line to the Bank of Israel until July 31, 2008. The government made note of the announcement of the Bank of Israel that against the government's payment of the balance of the credit, the collaterals that were given by the Bank to insure payment of the debt shall be assigned to the government (pursuant to the debenture dated November 14, 2002 that the Bank granted in favor of the Bank of Israel).

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3.   This report is further to an Immediate Report dated July 26, 2005, in which the Bank reported that the Bank's board of directors resolved to extend the Run-Off plan until July 31, 2008, and this in light of the conclusion in the document presented before it concerning the advantages of the extension and in light of the fact that the Bank has fulfilled the plan's objectives to date.


The date and time when the Company was first made aware of the event or matter:
October 10, 2005 at 11:00 .M.